

April 12, 2013

Via E-Mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125

> **Re: eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 1, 2013**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

1. We note your disclosure on page F-38 that $605 million of your $3,084 million, or 19.6%, of your pretax income was attributable to the U.S. as compared to rest of the world. We also note your disclosure on page F-20 that $6,778 million of your $14,072 of net revenues, or 48.2%, was attributable to the U.S as compared to the rest of the world. Furthermore, we note your disclosure on page 67 that your provision for income taxes differs from the provision computed by applying the U.S. federal statutory rate of 35% due primarily to lower tax rates associated with certain earnings from your operations in

certain lower-tax jurisdictions outside the U.S. Please include a discussion of the reasons, if any, for the significant difference between the amount of the relative pretax earnings and revenues attributable to the U.S. as compared to the rest of the world.

Provision for Transaction and Loan Losses, page 66

2. Reference is made to your January 16, 2013 investor call and your disclosure on page 33 of rates at which receivables were charged off as uncollectible and the potential reasons for changes in the nonpayment rate among Bill Me Later users. It is our understanding that you may make modifications to your Bill Me Later loan portfolio acceptable risk parameters to drive both higher conversion at your client sites and a growing loan portfolio. Please tell us what consideration was given to including disclosure of and the reasons for any modifications you have made to your Bill Me Later loan portfolio acceptable risk parameters, if any, and the impact or potential impact on the associated accrual and charge-off rates of related receivables. In this regard, we note your provision for transaction and loan loss expense was four percent of revenues in both 2012 and 2011.

Liquidity and Capital Resources, page 68

3. You disclose that you issued $3 billion of senior notes during 2012 and that a portion of the proceeds were used to repay $550 million of commercial paper. Please expand your disclosure to include your other reasons for incurring the debt, your intended use of the material amount of remaining proceeds, and how the incurrence of the debt fits into your overall business plan. Please note that where debt has been incurred for general working capital purposes, the anticipated amount and timing of working capital needs should be discussed, to the extent material. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Off-Balance Sheet Arrangements, page 72

4. We note your disclosure that due to modifications you made to the U.S. PayPal user agreement effective November 1, 2012, you began holding U.S. PayPal customer account balances as direct claims against PayPal, rather than as an agent or custodian on behalf of such PayPal customers. We also note that as a result you began recording all U.S. PayPal customer balances on your consolidated balance sheet. With respect to customer account balances, please tell us in detail what your rights and obligations were before and after the changes you made to the U.S. PayPal user agreement and why a change in how you accounted for these balances was necessary.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

5. We note your presentation of "Purchases of property and equipment, net." Please explain how this line item meets the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

6. We note your presentation of "Funds receivable and customer accounts" as well as "Funds payable and amounts due to customers" within the financing activities section of the consolidated statements of cash flows. As these amounts appear to correspond to the change in the balances of the line items with the same name on the face of the consolidated balance sheets on page F-2, please tell us if the amounts presented on the face of the consolidated statements of cash flows represent a net as opposed to a gross amount.

   Additionally, it appears that these balances relate to customer PayPal account balances. Please tell us why you believe these amounts meet the criteria for presentation within the financing activities section of the consolidated statements of cash flows citing relevant U.S. GAAP.

Note 6. Investments, page F-20

7. We note your disclosure on page F-21 of investments classified as available for sale ("AFS Investments") by date of contractual maturity as of December 31, 2012. We also note that the amount of AFS Investments included in the disclosure that are to contractually mature in one year or less and the total AFS Investments that will ultimately mature on a contractual basis appears to agree to the total short-term AFS Investments, and the sum of short-term and long-term AFS Investments on page F-20, respectively. Please tell us your reasons for including the equity instruments within the table of AFS Investment contractual maturities.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief